Exhibit 23.1

We consent to the inclusion in the Annual Report (Form 10-K) of Source Rock, Inc. (f.k.a. LyonHeart Capital, Inc.) of our report dated March 15, 2012 with respect to its balance sheet as of March 31, 2011, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from inception on June 3, 2010 to March 31, 2011 to be included in this Annual Report.

/s/ Sam Kan & Company
Firm’s Manual Signature
Alameda, CA
City, State
March 19, 2012
Date